The Southern Company (SO)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Shareholder of The Southern Company since 2012

Vote for Both Simple Majority Vote Proposals, Proposals 5 and 6

These 2 proposals have the potential of increasing the market capitalization of The Southern Company (SO) by $250 million. A $250 million increase in market capitalization of SO is only a one/third of 1% increase in market capitalization.

Supermajority voting requirements, which Proposal 5 will end, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to “What Matters in Corporate Governance” by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

The only reason that Proposal 5 has not been approved at 5 previous SO annual meetings is that not enough shareholders cast ballots and Proposal 5 requires approval of 67% of all shares outstanding. When shareholders do cast ballots they vote 98% in favor of Proposal 5.

Proposals 5 and 6 would go a long way to improve the governance of SO and due to the high market capitalization of SO even fraction of 1% increase in the capitalization of SO means a $250 million increase.

Apparently Mr. Anthony Earley, Chair of the SO Governance Committee, thinks it is a good bet to forgo a potential $250 million increase in SO market capitalization in order to save pennies on special solicitations to get more SO shareholders to cast ballots.

Please consider a vote against Mr. Anthony Earley to send a message the he needs to get serious about encouraging more shareholders to cast ballots for Proposals 5 and 6.

Mr. Anthony Earley unfortunately served as Chairman, President and Chief Executive Officer of PG&E Corporation, from 2011 until February 2017. Pacific Gas and Electric Company (PG&E) began the process of filing for bankruptcy in January 2019, the exact month that Mr. Earley became a director at SO, after facing potential liabilities of $30 billion from multiple wildfires between 2015 and 2018.

Mr. Earley is lucky to have a home at SO. He serves on no other Board.

Vote for Both Simple Majority Vote Proposals, Proposals 5 and 6 and consider voting against Mr. Anthony Earley

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.